EXHIBIT 99.1

Intellipharmaceutics Announces Significant Advance in Its Abuse-Deterrent Oxycodone Program

TORONTO, May 20, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) today announced that it has achieved a significant advance in its program to develop and manufacture drugs incorporating abuse-deterrent characteristics. The Company advises that it has taken delivery of and fully qualified its primary manufacturing equipment for the manufacture of an abuse-deterrent formulation of controlled-release oxycodone hydrochloride, and that the manufacture of clinical batches using that equipment has commenced. The successful manufacture of clinical batches is required to make the drug eligible for Phase I studies, and to establish a clinical program in cooperation with the FDA in order to facilitate advancement of the drug through the application process.

The drug delivery platform, branded Rexista™, produces a unique dosage form designed to be deterrent to the well-documented abuses associated with currently marketed oxycodone products, such as the abuse of these drugs by nasal inhalation when crushed or powdered, and by injection when combined with solvents. Rexista™ products are also designed to deter release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs. In 2008, controlled-release oxycodone drugs had U.S. sales of approximately $2 billion.

Dr. Isa Odidi, CEO of Intellipharmaceutics, stated that "the qualification of this equipment is a significant step in our Rexista program. It involved the very difficult design and modification of certain aspects of the equipment to accommodate the novel and proprietary dosage form which we have developed for our Rexista drug program, namely a paste in a capsule. We have now commenced the manufacture of clinical batches of our oxycodone CR product using this novel delivery platform. The overall success we are having, including with Rexista and our two filed ANDAs for generics of Focalin XR and Effexor XR, is reflective of the capabilities and versatility of our proprietary technology platforms and our scientific and regulatory teams."

The Company has provided the following updates to the status of those ANDA programs.

Generic Focalin XR®

The Company has announced that it and its licensee and development partner Par Pharmaceutical, Inc. ("Par") received confirmation that the previously announced stays of the patent litigation concerning a generic version of Novartis' Attention Deficit Hyperactivity Disorder drug, Focalin XR® (dexmethylphenidate hydrochloride), expired without regulatory intervention, and that the parties have stipulated to a dismissal of the litigation.

The parties, Intellipharmaceutics, Par, Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, PLC and Elan Pharma International Ltd., have also entered into license agreements in conjunction with the settlements of the litigation concerning the Company's generic drug application in the FDA for 5, 10, 15 and 20 mg. strengths of dexmethylphenidate hydrochloride.

Intellipharmaceutics' management presently expects that marketing of generic versions of the products will commence no sooner than the fourth quarter of 2012. The Company has a ten year profit-sharing agreement with Par for the sale of dexmethylphenidate hydrochloride XR capsules in the U.S., which commences with the commercial launch of the product by Par. Details of the license agreements remain confidential.

In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million. Intellipharmaceutics' application for approval of a generic version of Focalin XR® remains subject to FDA approval. No assurance can be given as to whether or when the FDA will approve the Company's generic version of Focalin XR®.

Generic Effexor XR®

The FDA has accepted the filing of the Company's ANDA for a generic version of the antidepressant Effexor XR® (venlafaxine hydrochloride). The Company's application will now proceed to full review by the FDA. No assurance can be given as to whether or when the FDA will approve the Company's generic version of Effexor XR®.

Intellipharmaceutics is actively seeking a commercialization and distribution partner for this product in the United States. Total combined sales in the United States in 2009 for Effexor® and Effexor XR® branded products were approximately $3 billion.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted novel oral solid drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Intellipharmaceutics International Inc.
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com